EXHIBIT 99.1

HEXO Launches New At-the-Market Offering

GATINEAU, Quebec, May 03, 2022 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO”, or the “Company”) (TSX: HEXO; NASDAQ: HEXO) is pleased to announce that it has established an at-the-market equity program (the “ATM Program”) that allows the Company to issue and sell up to US$40,000,000 (or its CAD dollar equivalent) of common shares in the capital of the Company (the “Common Shares”) from treasury to the public, from time to time, at the Company’s discretion. All Common Shares sold under the ATM Program will be made through “at‑the‑market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44‑102 ‑ Shelf Distributions, including sales made through the Toronto Stock Exchange (the “TSX”), NASDAQ Capital Markets (the “NASDAQ”), or any other recognized marketplace on which the Common Shares are listed, quoted or otherwise traded in Canada and the United States.

Distributions of the Common Shares under the ATM Program will be made pursuant to the terms of an equity distribution agreement dated May 2, 2022 (the “Distribution Agreement”) entered into among the Company and Canaccord Genuity (Canaccord Genuity’s Canadian and U.S affiliates, collectively, the “Agents“).

The ATM program replaces the “at-the-market” offering of Common Shares in Canada and the United States having an aggregate sale price of up to CAD$150,000,000 (the “Previous ATM Offering”) pursuant to the equity distribution agreement dated May 11, 2021 (the “Previous ATM Agreement”) between the Company and BMO Nesbitt Burns Inc. as Canadian agent and A.G.P./Alliance Global Partners and BMO Capital Markets Corp. as United States agents (the “Previous ATM Agents”), which was terminated effective April 11, 2022. The Company terminated the Previous ATM Offering and the Previous ATM Agreement with the Previous ATM Agents in order to proceed with the Offering with the Agents.

The volume and timing of distributions under the ATM Program, if any, will be determined in the Company’s sole discretion. The Common Shares will be distributed at the market prices prevailing at the time of each sale and, as a result, prices may vary as between purchasers and during the period of the ATM Program. The ATM Program will be effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the ATM Program and June 10, 2023, unless terminated prior to such date by the Company or the Agents in accordance with the terms of the Distribution Agreement.

The Company intends to use the net proceeds from the ATM Program for working capital and funding its operating activities, provided that any proceeds received by the Company that are in excess of US$30 million shall be applied to cover the Company’s obligation under the Transaction Agreement entered into on April 11, 2022 between the Company, HT Investments MA LLC and Tilray Brands, Inc. (“Tilray”) to pay the fees of Tilray's financial advisor or other direct or indirect costs and expenses.

The offering of Common Shares under the ATM Program is qualified by a prospectus supplement dated May 2, 2022 (the ”Prospectus Supplement”) to the Company’s Canadian amended and restated short form base shelf prospectus dated May 25, 2021 amending and restating the (final) short form base shelf prospectus dated May 7, 2021 (the ”Base Shelf Prospectus“), each filed with the securities commissions in each of the provinces and territories of Canada, and a prospectus supplement dated April 25, 2022 (the ”U.S. Prospectus Supplement“) to the Company’s U.S. base shelf prospectus (the ”U.S. Base Prospectus“) included in its registration statement on Form F-10/A (the ”Amended Registration Statement“) (File No. 333-256131) (File No. 333-255264) filed with the United States Securities and Exchange Commission on May 21, 2021 amending the registration statement on Form F-10 (the ”Initial Registration Statement“) (File No. 333-255264) filed with the United States Securities and Exchange Commission on May 10, 2021. The Distribution Agreement, the Prospectus Supplement and the Base Shelf Prospectus are available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com, and the Distribution Agreement, U.S. Prospectus Supplement, the U.S. Base Prospectus, the Amended Registration Statement and Initial Registration Statement are available on EDGAR at the SEC’s website at www.sec.gov. Copies of the Prospectus Supplement and the U.S. Prospectus Supplement may also be obtained, when available, from Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, 12th Floor, Boston MA 021990, by email at prospectus@cgf.com.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”), including statements regarding the aggregate value of Common Shares which may be issued pursuant to the ATM Program and the Company’s expected use of the net proceeds from the ATM Program, if any. Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements, including that the Company’s use of proceeds of the ATM Program may differ from those indicated. Forward-looking statements should not be read as guarantees of future performance or results.

For additional information with respect to certain of these expectations, assumptions, risks, uncertainties and other factors, and risk factors relating to the Company and the Common Shares, reference should be made to the Prospectus Supplement and the Base Shelf Prospectus or the U.S. Prospectus Supplement and the U.S. Base Prospectus, as applicable, the Company’s annual information form dated October 29, 2020 and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For further information, please contact investors relations:

invest@hexo.com

www.hexocorp.com

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(819) 317-0526

media@hexo.com